UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009

Commission File Number: 000-51053

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE9 LIMITED
Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: January 21, 2009

Exhibit 99.1
The9 Limited Announces the Declaration of a Cash Dividend
Shanghai, China, January 21, 2009 — The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator and developer in China, today announced that its Board of Directors has declared a special cash dividend in an aggregate amount of U.S. $29,410,000, or approximately of U.S. $1.11 per share on its ordinary shares, par value U.S. $0.01 per share, based on the number of shares outstanding on the date hereof. The actual dividend per share will be based on the number of shares outstanding on the record date.
The special cash dividend, net of taxes withheld pursuant to applicable law, is payable on or around February 9, 2009 to shareholders of record as of the close of business on February 2, 2009, U.S. Eastern Standard Time.
About The9 Limited
The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including EA SPORTSTM FIFA Online 2, Audition 2, Atlantica, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM and Field of Honor. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and others.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/